Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries	Place of Incorporation
Zhihu Technology (HK) Limited	Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC
Wuhan Bofeng Technology Co., Ltd.	PRC
Wuhan Zhihu Network Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities’ Subsidiary	Place of Incorporation
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC